UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PREMIER HOLDING CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74051M104

(CUSIP Number)

Jonathan L. Shepard, Esquire

Siegel, Lipman & Shepard, LLP

5355 Town Center Road, Suite 801

Boca Raton, FL 33486

Telephone: (561) 368-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 74051M104

(1)	Names of reporting persons ROBERT SIEGLER
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,134,195
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,134,195
(11)	Aggregate amount beneficially owned by each reporting person 11,134,195
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.51%
(14)	Type of reporting person (see instructions) IN

(1)	Includes all shares of common stock of the Issuer that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D, including 7,272,807 shares of common stock and, pursuant to Rule 13d-3(d)(1), immediately exercisable warrants to purchase 3,861,388 shares of common stock.

13D

CUSIP No. 74051M104

(1)	Names of reporting persons Suzanne Siegler
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,134,195
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,134,195
(11)	Aggregate amount beneficially owned by each reporting person 11,134,195
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.51%
(14)	Type of reporting person (see instructions) IN

(1)	Includes all shares of common stock of the Issuer that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D, including 7,272,807 shares of common stock and, pursuant to Rule 13d-3(d)(1), immediately exercisable warrants to purchase 3,861,388 shares of common stock.

13D

CUSIP No. 74051M104

(1)	Names of reporting persons Siegler Family Trust, Declaration dated July 6, 2012
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 11,134,195
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 11,134,195
(11)	Aggregate amount beneficially owned by each reporting person 11,134,195(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.51%
(14)	Type of reporting person (see instructions) OO

(1)	Includes all shares of common stock of the Issuer that the Reporting Person beneficially owns as of the date of the event which requires filing of this Schedule 13D, including 7,272,807 shares of common stock and, pursuant to Rule 13d-3(d)(1), immediately exercisable warrants to purchase 3,861,388 shares of common stock.

ITEM 1.	Security and Issuer.

This Schedule 13D is filed with respect to the common stock, par value $0.0001 per share (the “Shares”), of Premier Holding Corp., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1382 Valencia Avenue, Suite F, Tustin, California 92780.

ITEM 2.	Identity and Background.

This Schedule 13D is filed by jointly by Robert Siegler, Suzanne Siegler and the Siegler Family Trust, Declaration dated July 6, 2012 (together, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

The business address for Robert Siegler, Suzanne Siegler and the Siegler Family Trust, Declaration dated July 6, 2012 (the “Family Trust”) is 300 N.E. 5th Street, Boca Raton, Florida 33432.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Persons have, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Robert and Suzanne Siegler are citizens of the United States of America and the Family Trust is a trust formed under the laws of the State of Florida.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Shares were purchased by the Family Trust from Trust funds.

The Reporting Persons did not acquire beneficial ownership of any Shares with borrowed funds.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares for investment. The Reporting Persons will evaluate their investment in the Shares on a continuing basis.

The Reporting Persons from time-to-time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Based on such review, the Reporting Persons may take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time-to-time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s shares or otherwise, they may exercise warrants held on the date of this Report or subsequently, or acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

The Reporting Persons do not have any present plans or proposals that relate to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons have beneficial ownership of an aggregate of 11,134,195 Shares. Based on a report of the Issuer to Robert Siegler on behalf of all of the Reporting Persons, the Issuer has approximately 171,000,000 Shares outstanding on or about the date of this Report, which represents an increase of approximately 16,000,000 Shares from the Issuer’s Shares stated as outstanding on the Issuer’s Report on Form 10-Q filed August 14, 2014. Accordingly, the Reporting Persons beneficially own 6.51% of the Shares as of the date of this Report.

(b)	Each of the Reporting Persons has shared power to vote, and shared power to dispose or direct the disposition of, all of the Shares held by them. The information required by this Item 5(b) is set forth under Item 2, above.

(c)	On or about September 12, 2014, (i) in accordance with applicable anti-dilution provisions the Issuer issued 170,175 Shares to the Reporting Persons, and (ii) the Issuer exchanged warrants for 750,000 Shares and 526,300, respectively, for a warrant to purchase 1,361,388 Shares exercisable at $0.15 per share and expiring September 12, 2016.

On October 29, 2014, the Reporting Persons purchased 5,000,000 Shares and warrants to purchase 2,500,000 Shares exercisable at $0.10 per share and expiring October 28, 2019.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the procees from the sale of, the Shares.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and any other person with respect to any of the securities of the Issuer.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement dated November 4, 2014, by and among Robert Siegler, Suzanne Siegler and the Siegler Family Trust, Declaration dated July 6, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2014

/s/ Robert Siegler
Robert Siegler